SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8744 KLIEKEFETT@SIDLEY.COM

EDGAR and Email

September 30, 2021

Anu Dubey, Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., File No. 811-23680

Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc., File No. 811-23682

Tax Free Target Maturity Fund for Puerto Rico Residents, Inc., File No. 811-23670

Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc., File No. 811-23679

Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc., File No. 811-23676

Dear Ms. Dubey:

On behalf of our clients, Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. (“Fund I”), Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc. (“Fund III”), Tax Free Target Maturity Fund for Puerto Rico Residents, Inc. (“TFTMF”), Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc. (“HGPTMF”), and Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc. (“HGPBF II” and, together with Fund I, Fund III, TFTMF, and HGPTMF, the “Funds”), set forth below is a response to the oral comment received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 30, 2021 with respect to the preliminary proxy statement filed under cover of Schedule 14A as form type PREC14A by each of the Funds with the Commission on September 17, 2021 (collectively, the “Preliminary Proxy Statements”).

Below, we describe the changes made to the Preliminary Proxy Statements in response to the Staff’s comment and provide a response to, or supplemental explanation of, such comment, as requested. These changes are expected to be reflected in the definitive proxy statement of each of the Funds to be filed under cover of Schedule 14A on or about September 30, 2021. For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.

If you believe that investment company management can adjourn the Meeting to solicit additional proxies, please revise the following disclosure to identify who can adjourn the Meeting: “In the event the Fund proposes more than one proposal, a shareholder vote may be taken on one or more of the proposals in this Proxy Statement prior to such adjournment if sufficient votes have been received and it is otherwise appropriate. In that event, the persons named as proxies will vote those proxies which they are entitled to vote FOR any such proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST any such proposal against any such adjournment.”

Response: The Funds respectfully acknowledge the Staff’s comment, and we have revised the pertinent paragraph in the Preliminary Proxy Statements to read in its entirety as follows:

“The presence at the Meeting virtually or representation by proxy of the holders of more than one-half of the outstanding Shares will constitute a quorum. In the event a quorum is present at the Meeting but sufficient votes to approve any of the proposed items are not received, the presiding officer of the Meeting may decide to adjourn the Meeting to permit further solicitation of proxies. Additionally, the presiding officer of the Meeting may decide to adjourn the Meeting whenever the requisite quorum has not been obtained to permit further solicitation of proxies.”

*    *     *    *    *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc:	Alexandre-C. Manz, General Counsel, UBS Financial Services Incorporated of Puerto Rico
José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm